

UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

September 19, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.


03032360

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

Plan to Revitalize Management

(summary)

Law No. 5
Relating to Emergency Measures
for Early Reconstruction
of Financial Systems

UFJ Holdings, Inc.
(UFJ Bank Limited)
(UFJ Trust Bank Limited)

September 2003

If there are, or are expected to be, significant changes in the items given in this Plan, we shall notify the Financial Services Agency without delay.

Assumptions for the Plan to Revitalize Management

(Levels of interest rates, foreign exchange rate, share prices, etc., set for the period covered by the Plan)

	Mar. 31, 2003	Mar. 31, 2004	Mar. 31, 2005	Mar. 31, 2006	Mar. 31, 2007
O/N	0.021%	0.005%	0.005%	0.100%	0.750%
TIBOR 3M	0.08%	0.03%	0.20%	0.40%	1.00%
10-year government bonds	0.70%	1.20%	2.00%	2.00%	2.00%
Forex (JPY/USD)	120.20	120.20	120.20	120.20	120.20
Nikkei stock average	¥7,972	¥7,972	¥7,972	¥7,972	¥7,972

(Real growth rate of gross domestic product)

	Mar. 31, 2004	Mar. 31, 2005	Mar. 31, 2006	Mar. 31, 2007
Real growth rate of GDP (year-on-year)	0.3%	0.9%	2.0%	1.6%

(Land prices)

	Mar. 31, 2004	Mar. 31, 2005	Mar. 31, 2006	Mar. 31, 2007
Nationwide urban land price index (average of categories/ percentage changes from previous year)	Minus 5.6%	Minus 2.4%	Minus 0.6%	Minus 0.5%

1. Issue Amount and Terms

(1) Basis for Change

This “Plan to Revitalize Management” was revised on the basis of the ‘Guidelines Regarding a Revision in the Plan to Revitalize Management’ issued on September 30, 1999, by the Financial Reconstruction Commission and Article 1-2 of the “Law Concerning Emergency Measures for Early Reconstruction of Functions of Financial System” (hereafter “Financial Reconstruction Law”).

(2) Issue Amount, Issue Terms, and Conditions

A. Preferred shares

Preferred shares issued by each of the three banks (Sanwa Bank, Tokai Bank, and Toyo Trust) in March 1999, and subscribed by the Resolution and Collection Bank (now named the Resolution and Collection Corporation) have become, through a stock transfer, the preferred shares issued by UFJ Holdings, Inc., the holding company.

<1> Issue amount

¥1,400 billion (aggregate)

<2> Issue amount, terms and conditions

An outline of the issue amount, terms and conditions is as follows.

Name:	Class II preferred shares	Class IV preferred shares	Class V preferred shares	Class VII preferred shares
Total issue amount:	¥600,000 million	¥300,000 million	¥300,000 million	¥200,000 million
No. of shares issued:	200,000 shares	150,000 shares	150,000 shares	200,000 shares
Issue price:	¥3,000,000	¥2,000,000	¥2,000,000	¥1,000,000
(Of which, counted as capital):	¥1,500,000	¥1,000,000	¥1,000,000	¥500,000
Dividend (annual):	¥15,900	¥18,600	¥19,400	¥11,500
Dividend yield:	0.53%	0.93%	0.97%	1.15%
Distribution amount of residual assets:	¥3,000,000	¥2,000,000	¥2,000,000	¥1,000,000
Mandatory conversion date	Aug. 1, 2008	Mar. 31, 2009	Mar. 31, 2009	Aug. 1, 2009
Original issuing company:	Sanwa Bank	Tokai Bank		Toyo Trust
Name when originally issued:	First series class A preferred shares	Second preference shares (type 'A')	Third preference shares (type 'A')	First class, second series preferred stocks

B. Subordinated debt

The subordinated bonds issued by Sanwa Bank in March 1999 and subscribed by the Resolution and Collection Bank (now named the Resolution and Collection Corporation) were changed to the subordinated bonds issued by the holding company as shown below. The resources for redemption and interest payment for preferred shares and subordinated bonds, which were the injections of public funds, hence are managed centrally at the holding company. Specifically, in order to maintain the qualities identical to those of the current subordinated bonds, a contract to change the obligation was agreed among Sanwa Bank, the Resolution and Collection Corp. and the holding company immediately after the stock transfer, with the effect of changing the aforementioned subordinated bonds to the subordinated bonds issued by the holding company.

<1> Issue amount
¥100 billion

<2> Issue amount, terms and conditions
An outline of the issue amount, terms and conditions is as follows.

Name:	Second series perpetual unsecured subordinated bonds with clause for redemption prior to maturity
Amount:	¥100,000 million
Maturity:	Perpetual
Original rate:	6-month yen LIBOR + 0.34%
Rate revision date:	September 30, 2004
Rate after revision:	6-month yen LIBOR + 1.34%
The first call option date:	September 30, 2004
Original issuing company:	Sanwa Bank
Name at time of original issue:	Second series perpetual unsecured subordinated bonds

(3) Utilization of Subject Capital

Based on the purpose of Financial Reconstruction Law, UFJ Group will strive to maintain the business soundness hereafter by securing a stable BIS capital ratio.
At the same time, as an "innovative financial group which provides comprehensive financial services mainly to the retail and mid-sized corporate customer base", we seek to get the high evaluation from customers and markets and continue to utilize the capital for 'smooth extension of loans and other credit', to prime medium- and small-sized companies as before.

2. Measures to Rationalize Management

(1) Present Condition & Outlook for Management

The UFJ Group sets forth the management vision of "being an innovative financial group with deep commitments to society, growing together with customers" and will become a "new financial service group" offering valuable comprehensive financial services to the customers without being constrained by frame of banking service.

1. Progress in Business Integration

The UFJ Group has steadily reinforced its group integration for realization of the appropriate and effective group management to offer comprehensive financial services.

In January 2002, Sanwa Bank and Tokai Bank merged to create UFJ Bank. We completed all computer system integration processes upon the merger, and thus, we can offer same services in all branches of UFJ Bank and have enhanced the level of service such as development of the new financial services and streamlined our branch network efficiently. At the same time, Toyo Trust was renamed UFJ Trust.

In the 2nd half of the fiscal year 2004, lending and deposit taking business of UFJ Trust will be integrated to UFJ Bank and UFJ Trust will focus on trust-related business. This will eliminate overlapping business between the two banks and enhance the quality of service through more effective utilization of group branch network.

There also have been steady progresses in restructuring and integration of group companies. Through integration of operating bases and strengths of each company, competitive companies, such as UFJ Tsubasa Securities (Wholesale and retail brokerage business), UFJ Partners Investment Management (Investment Trust business), UFJ Asset Management (Pension Investment business), and UFJ Card (Credit Card business), were established. We have also integrated research institutions and venture capital companies. These companies play an important role for the UFJ Group to offer comprehensive financial services and to penetrate "UFJ Brand" by adding "UFJ" on their names.

2. Response to the Severe Business Environment

Under the economic situation in persistent deflation, severe environment surrounding financial institutions has been continuing.

In October 2002, the Japanese government announced the Program for Financial Revival to restore the public's trust in Japan's financial system. We recognized the necessity of a dramatic increase in the speed of our ongoing reforms since the establishment of UFJ Group in consideration of the state of the economy, and announced our Accelerated Business Reform

Plan in December 2002.

In line with the Plan, we will rapidly improve asset quality through major reductions in problem loans. At the same time, we will further reinforce our profitability by implementing measures for channeling more resources to strategic business sectors and raising productivity throughout the group.

(Table 1-1) Earnings Trends and Plans (UFJ Holdings) [established in April 2001]

	FY 3/2003 Actual	FY 3/2004 Plan	FY 3/2005 Plan	FY 3/2006 Plan	FY 3/2007 Plan
(Scale) <Assets & liabilities are average balance, shareholders' equity is balance at period end> (¥ billion)					
Total assets	4,292.1	4,087.0	4,098.0	4,108.4	4,112.2
Loans & bills discounted	91.7	0.0	0.0	0.0	0.0
Securities	4,191.8	4,078.5	4,078.5	4,078.5	4,078.5
Total liabilities	342.7	136.5	136.5	136.5	136.5
Total shareholders' equity	3,946.2	3,954.8	3,968.2	3,975.7	3,975.7
Capital stock	1,000.0	1,000.0	1000.0	1,000.0	1,000.0
Capital surplus	1,882.9	1,882.9	1,882.9	1,882.9	1,882.9
Other capital surplus	1,001.7	1,001.7	1,001.7	1,001.7	1,001.7
Retained earnings	-	-	-	-	-
Earned surplus	62.8	71.4	84.8	92.4	92.4
Treasury stock	(0.4)	(0.4)	(0.4)	(0.4)	(0.4)
(Income) (¥ billion)					
Ordinary profit	11.9	15.6	40.0	46.8	49.3
Dividends received	11.1	15.6	40.0	46.8	49.3
Expenses	3.1	3.6	3.6	3.6	3.6
Personnel expenses	1.1	1.2	1.2	1.2	1.2
Non-personnel expenses	1.9	2.4	2.4	2.4	2.4
Income before income taxes	11.9	15.6	40.0	46.8	49.3
Income taxes (current)	0.3	0.0	0.0	0.0	0.0
Income taxes (deferred)	0.0	0.0	0.0	0.0	0.0
Net income	11.5	15.6	40.0	46.8	49.3
(Dividend) (¥ billion; yen; %)					
Profit distributable as dividend	1,063.2	1,071.8	1,085.2	1,092.8	1,092.8
Total dividend	14.6	26.6	39.2	49.3	49.3
Common Stock	-	12.6	25.2	35.3	35.3
Preferred Share Public Money	11.1	11.2	11.2	11.2	11.2
Preferred Share	3.4	2.9	2.9	2.9	2.9
Dividend per common stock	-	2,500	5,000	7,000	7,000
Class I Preferred Share	37,500	37,500	37,500	37,500	37,500
Class II Preferred Share	15,900	15,900	15,900	15,900	15,900
Class III Preferred Share	68,750	68,750	68,750	68,750	68,750
Class IV Preferred Share	18,600	18,600	18,600	18,600	18,600
Class V Preferred Share	19,400	19,400	19,400	19,400	19,400
Class VI Preferred Share	5,300	5,300	5,300	5,300	5,300
Class VII Preferred Share	11,500	11,500	11,500	11,500	11,500
Dividend Rate <public fund>	0.80%	0.80%	0.80%	0.80%	0.80%
Dividend Rate <others>	0.69%	0.69%	0.69%	0.69%	0.69%
Dividend payout ratio	127.11%	170.89%	97.89%	105.37%	100.00%

(Management indicators) (%)

ROE (net income /average stockholders' equity)	0.29	0.39	1.01	1.18	1.24
ROA (net income /average total assets)	0.26	0.38	0.98	1.14	1.20

(Note) Retained earnings except legal reserve.

(Table 1-2) Earning Trends and Targets

[Aggregate of UFJ Bank and UFJ Trust Bank (non-consolidated basis)]

(Scale) <Average balance for assets and liabilities, balance at period end for shareholders' equity> (¥ billion)

	FY 2003/3 Actual	FY 2004/3 Plan	FY 2005/3 Plan	FY 2006/3 Plan	FY 2007/3 Plan
Total assets	78,280.1	76,254.0	76,304.0	76,937.7	77,546.7
Loans & bills discounted	42,822.1	40,956.3	40,788.6	41,580.1	42,584.3
Securities	19,040.9	19,712.5	19,942.4	19,842.4	19,742.4
Trading assets	3,301.1	3,364.0	3,374.0	3,374.0	3,374.0
Deferred tax assets <balance at period end>	1,471.2	1,514.5	1,464.5	1,173.3	773.2
Total liabilities	75,511.8	73,293.9	73,682.2	73,516.4	73,309.2
Deposits, negotiable certificates of deposit	55,464.5	52,167.4	52,135.7	53,127.5	53,218.1
Bonds and notes	-	-	-	-	-
Trading liabilities	1,982.0	2,025.0	2,035.0	2,035.0	2,035.0
Deferred tax liabilities <balance at period end>	-	-	-	-	-
Deferred tax liabilities related to revaluation reserve for land <balance at period end>	75.0	75.0	75.0	75.0	75.0
Total shareholders' equity	2,072.5	2,252.1	2,648.9	3,114.6	3,649.8
Capital stock	1,124.1	1,124.1	1,124.1	1,124.1	1,124.1
Capital surplus	983.8	864.0	864.0	864.0	864.0
Other capital surplus	445.0	-	-	-	-
Retained earnings	23.7	23.7	31.7	41.1	51.0
Earned surplus	(565.0)	193.1	581.9	1,014.6	1,540.0
Revaluation reserve for land, net of taxes	108.2	108.1	108.1	108.1	108.1
Net unrealized-profit(loss) on available-for sale securities, net of tax	(47.3)	(60.9)	(60.9)	(36.3)	(36.3)
Treasury stock	-	-	-	-	-

(Income) (¥ billion)

	FY 2003/3 Actual	FY 2004/3 Plan	FY 2005/3 Plan	FY 2006/3 Plan	FY 2007/3 Plan
Gross operating profit (before write-off)	1,352.6	1,293.1	1,405.0	1,582.3	1,728.7
Trust fees (before write off)	58.7	46.6	49.5	57.0	61.2
Jointly operated designated money trust	20.9	13.3	11.7	11.3	8.1
Credit costs (trust account)	18.7	15.3	5.0	2.5	2.4
Interest income	1,063.5	1,045.7	1,128.2	1,336.5	1,528.0
Interest expense	272.2	249.3	259.2	297.1	381.3
Net fees and commissions	167.2	193.6	233.4	261.9	287.2
Net trading profits	97.9	100.2	110.1	115.1	120.1
Other operating income	237.4	156.3	142.9	108.9	113.6
Gains (losses) on bonds	196.9	104.1	72.8	33.8	33.5
Net business profit before provision for general loan loss reserve, & before write offs in trust account	778.8	723.4	825.9	1,009.7	1,158.1
Business profit	508.0	708.1	820.9	1,007.3	1,155.7
Net transfer to general reserve	252.0	-	-	-	-
Expenses (including bond-related cost)	592.5	585.0	584.0	575.0	573.0
Personnel expenses	223.1	221.0	214.5	211.0	209.0
Non-personnel expenses	339.9	334.3	339.7	334.6	334.7
Credit costs	564.6	369.8	228.7	128.7	110.4
Gain and loss on stocks	(617.7)	(33.0)	(8.7)	(8.7)	(8.7)
Revaluation loss of stocks	191.5	-	-	-	-
Ordinary profit	(698.2)	239.9	536.9	823.2	989.6
Extraordinary profit	120.1	4.1	-	-	-
Extraordinary losses	59.0	50.8	45.8	13.2	4.8

Income taxes - current	1.2	-	-	-	-
Income taxes - deferred	(13.8)	-	54.4	321.1	400.2
Net income (loss)	(624.5)	193.1	436.7	489.0	584.6

(Dividend) (¥ billion, %)

Profit distributable as dividend	-	152.5	433.0	814.2	1,252.0
Total dividend	-	22.9	39.2	49.3	49.3
Common stock	-	11.2	25.2	35.3	35.3
Preferred share <public fund>	-	8.9	11.2	11.2	11.2
Preferred share <others>	-	2.8	2.9	2.9	2.9
Dividend per share	-	1.97	4.43	6.20	6.20
Rate of dividend <public fund>	-	0.80%	0.80%	0.80%	0.80%
Rate of dividend <others>	-	0.69%	0.69%	0.69%	0.69%
Dividend payout ratio	-	11.9%	9.0%	10.1%	8.4%

(Note) Retained earnings except legal reserve.

(Management indicators) (%)

Return on funds (A)	1.61	1.61	1.73	2.03	2.29
Return on loans (B)	1.87	1.88	1.95	2.21	2.57
Return on securities	0.98	1.08	1.36	1.78	1.82
Cost of funds (C)	1.18	1.18	1.19	1.24	1.37
Cost of deposits (incl. negotiable certificates of deposit) (D)	0.18	0.18	0.20	0.24	0.33
Expense ratio (E)	0.93	0.99	0.99	0.96	0.96
Personnel expenses ratio	0.34	0.37	0.36	0.35	0.34
Non-personnel expenses ratio	0.54	0.57	0.58	0.56	0.56
Gross interest margin (A)-(C)	0.42	0.43	0.54	0.79	0.92
Net interest margin on deposits and loans (B)-(D)-(E)	0.74	0.71	0.76	1.01	1.28
Non-interest income ratio (Note 1)	30.22	30.87	31.41	29.57	29.11
Gross business profit / expense ratio	43.20	44.71	41.42	36.29	33.10
ROE (net business profit / shareholders' equity)	32.03	33.45	33.70	35.04	34.24
ROA (net business profit / total assets)(Note 2)	0.99	0.99	1.13	1.37	1.56

(Note 1)Non-interest income ratio = ('trust fees' + 'fees and commissions' + 'trading profits'), divided by (gross operating profit - other operating income) X 100

(Note 2)FY 2003/3: (Business profit before write-offs in trust account and before net transfer to general reserve), divided by (Average total assets). From FY 3/2004 to FY 3/2007: (Business profit before write-offs in trust account and before net transfer to general reserve), divided by (Average total assets – average customers' liabilities for acceptances and guarantees)

[Aggregate of UFJ Bank including two subsidiaries and UFJ Trust Bank (non-consolidated basis)]

	FY 3/2003 Actual	FY 3/2004 Plan	FY 3/2005 Plan	FY 3/2006 Plan	FY 3/2007 Plan
(Income)					(¥1 billion)
Gross operating profit (before write-off)	778.9	723.4	825.9	1,009.7	1,158.1
Credit related expenses (Note)	835.4	444.5	258.7	183.1	112.8
Gain and loss on stocks	(611.7)	(33.0)	(8.7)	(8.7)	(8.7)
Revaluation loss of stocks	191.5	-	-	-	-
Ordinary profit (loss)	(699.7)	181.9	512.4	771.2	989.6
Net income (loss)	(625.6)	135.1	412.2	437.0	584.6
(Management indicators) (Note 6)					(%)
ROE (net business profit / shareholders' equity)	31.97	33.91	34.73	36.50	35.76

(Note) Credit related expenses = Net transfer to general reserve + Credit costs in banking account + Credit costs in trust account + Trust account losses indemnified

(Table1-3) Earning Trends and Target of Trust Related Businesses

	FY 3/ 2003 Actual	FY 3/ 2004 Plan	FY 3/ 2005 Plan	FY 3/ 2006 Plan	FY 3/ 2007 Plan
(Income)					(¥ billion)
Gross Operating profit (A)	83.4	87.8	102.1	118.3	130.3
Corporate agency business	28.6	30.5	34.5	35.3	36.1
Real estate services	8.2	14.2	21.4	30.2	33.0
Securitization business	3.8	5.4	7.0	8.8	10.8
Asset management business	21.1	18.2	20.9	24.9	28.3
Securities related business	14.2	7.1	6.7	8.6	10.1
Private trust	7.4	9.5	9.6	8.8	10.9
Expenses relating to (A) (B)	53.1	51.4	51.1	53.3	53.2
Personnel expenses	21.3	21.7	19.9	20.7	21.7
Non-personnel expenses	30.2	28.1	29.5	30.9	29.8
(A)-(B)	30.3	36.4	51.0	65.0	77.2

(Table1-4) Earnings Trends [UFJ Holdings (Consolidated)]

	FY 3/2002 Actual	FY 3/ 2003 Actual	FY 3/ 2004 Plan
(Scale) <Balance at period end>			(¥ billion)
Total assets	79,772.9	80,207.4	
Loans & bills discounted	46,024.6	44,178.6	
Securities	15,606.3	18,132.8	
Trading assets	2,680.2	3,045.0	
Deferred tax assets	1,458.2	1,522.6	
Minority interests	587.4	843.3	
Total liabilities	76,584.7	77,499.7	
Deposits, negotiable certificates of deposit	57,159.8	56,078.3	
Bonds and notes	-	-	
Trading liabilities	1,743.4	1,965.3	
Deferred tax liabilities	1.9	0.3	
Deferred tax liabilities for revaluation reserve for land	83.9	82.7	
Total shareholders' equity	2,600.7	1,864.3	
Capital stock	1,000.0	1,000.0	
Capital surplus	1,266.6	1,233.7	
Retained earnings	254.2	(359.3)	
Revaluation reserve for land, net of taxes	130.6	121.7	
Net unrealized gain (loss) on available-for-sale securities, net of taxes	60.1	(65.7)	
Foreign currency translation adjustments	(37.8)	(64.1)	
Treasury stock	(0.2)	(1.9)	
(Income)			(¥ billion)
Total income	3,070.8	2,400.5	2,100.0
Interest income	1,652.3	1,156.9	
Trust fees	68.9	58.4	
Fees and commissions	315.3	361.0	
Trading revenue	104.8	140.6	
Other operating income	508.8	549.5	
Other income	420.5	133.9	
Total expense	4,674.5	3,069.9	1,860.0
Interest expenses	607.7	288.5	
Fees and commissions	65.5	68.5	
Trading losses	-	0.4	
Other operating expenses	373.6	314.4	
General & administrative expenses	855.2	775.1	
Other expenses	2,772.3	1,622.8	
Loans written-off	600.9	274.0	
Net transfer to loan loss reserves	834.9	401.7	
Net transfer to general reserve	120.8	242.4	
Net transfer to specific reserve	720.7	160.4	
Ordinary profit	(1,603.7)	(669.3)	240.0
Extraordinary profit	92.6	120.0	
Extraordinary losses	127.3	69.6	
Net income before income taxes	(1,638.4)	(618.9)	
Income taxes - current	21.2	7.6	
Income taxes - deferred	(455.7)	(37.9)	
Minority interests	23.5	20.2	
Net income (loss)	(1,227.4)	(608.9)	150.0

(Table 2) Trend in Capital Ratio [UFJ Holdings (Consolidated)]

(¥ billion)

	FY 3/ 2003 Actual	FY 3/ 2004 Target	FY 3/ 2005 Target	FY 3/ 2006 Target	FY 3/ 2007 Target
Capital stock	1,000.0	1,000.0	1,000.0	1,000.0	1,000.0
Preferred stock (non cumulative)	-	-	-	-	-
Capital surplus	1,233.7	1,233.7	1,233.7	1,233.7	1,233.7
Retained earnings	(367.6)	(259.6)	114.4	503.1	1,039.3
Parent company stock held by subsidiaries	842.4	842.4	842.4	842.4	842.4
Preferred stock	628.9	628.9	628.9	628.9	628.9
Net unrealized profit (loss) on available-for-sale securities	(64.7)	(76.7)	(72.1)	(72.1)	(47.5)
Treasury stock	(1.9)	(1.9)	(1.9)	(1.9)	(1.9)
Foreign currency translation adjustment	(64.1)	(64.1)	(64.1)	(64.1)	(64.1)
Goodwill	(1.8)	(1.8)	(1.8)	(1.8)	(1.8)
Adjustment for consolidation	(15.4)	(15.4)	(15.4)	(15.4)	(15.4)
Others	-	-	-	-	-
Tier I total	2,560.4	2,656.6	3,035.2	3,423.9	3,984.7
Of which tax effect amount	*1,522.3*	*1,522.3*	*1,467.9*	*1,146.7*	*771.1*
Unrealized gains on securities	-	-	-	-	-
Land revaluation excess	92.0	92.1	92.1	92.1	92.1
Possible loan loss reserve	579.1	570.0	574.7	593.0	603.9
Perpetual subordinated debts	299.3	248.8	148.8	99.0	21.1
Others	-	-	-	-	-
Upper Tier II total	970.4	910.9	815.6	784.1	717.1
Subordinated bonds and loans with fixed maturity and preferred shares	1,158.4	1,328.3	1,260.9	1,100.8	787.3
Others	-	-	-	-	-
Lower Tier II total	1,158.4	1,328.3	1,260.9	1,100.8	787.3
Tier II total	2,128.9	2,239.2	2,076.5	1,884.9	1,504.4
Of which included in total capital	*2,128.9*	*2,239.2*	*2,076.5*	*1,884.9*	*1,504.4*
Tier III	-	-	-	-	-
Deductions	(72.1)	(72.1)	(72.1)	(72.1)	(72.1)
Total capital	4,617.3	4,823.6	5,039.5	5,236.7	5,417.0

(¥ billion)

	FY 3/ 2003 Actual	FY 3/ 2004 Target	FY 3/ 2005 Target	FY 3/ 2006 Target	FY 3/ 2007 Target
Risk weighted assets	46,328.2	45,602.0	45,977.0	47,442.0	48,312.0
Balance sheet items	43,980.5	43,255.8	43,630.9	45,095.9	45,965.9
Off-balance sheet items	1,879.9	1,879.9	1,879.9	1,879.9	1,879.9
Others (Note)	467.7	466.3	466.3	466.3	466.3

(%)

	FY 3/ 2003 Actual	FY 3/ 2004 Target	FY 3/ 2005 Target	FY 3/ 2006 Target	FY 3/ 2007 Target
Capital ratio	9.96	10.57	10.96	11.03	11.21
Tier I ratio	5.52	5.82	6.60	7.21	8.24

(Note) Amount when market risk amount divided by 8%.

(2) Response to the Business Improvement Administrative Order for the FY 3/2003

A. Difference between actual result and target in the earnings

In the FY 3/2003, the UFJ Group steadily implemented measures for reinforcement of its profitability and increasing business efficiency. In addition, the Group accelerated efforts to improve financial positions.
As a result, the business profit exceeded the plan because of the increase in the gross operating profit and decrease in general and administrative expenses through promotion of streamlining of business by restructuring.
(Gross operating profit before net transfer to the general reserve: ¥778.9 billion <¥168.9 billion above the plan>)
On the other hand, in order to accelerate the pace of improvement in asset quality, the group aggressively addressed the problem loan issue, the issue of large troubled borrowers, and the issue of cross shareholdings. In addition, the adoption of DCF methods regarding general reserve in accordance with Program for Financial Revival and declines in stock prices forced the group post additional losses.
(Losses on sales of stocks and other equity securities: ¥426.1 billion <¥526.2 billion below the plan>)
As the increase in the gross operating profit could not cover the credit costs and losses on stocks and other equity securities, net loss was posted in the FY 2002.
(Net loss: ¥625.6 billion <¥745.6 billion below the plan>)

We recognized improvement of financial positions as our foremost and pressing business issue and implemented measures for establishment of sound financial positions aggressively. Specifically, we sold cross shareholdings to reduce the market risk, taking into consideration of the influence of such action on the stagnant stock market. As a result, we posted losses on sales of stocks, which was substantially above the plan. We, however, almost reduced our cross shareholding to the level of regulatory requirement and made fundamental improvement of our financial positions.

On August 1, 2003, UFJ Holdings received business improvement administrative order, since the earnings for the FY 2002 were substantially below the target set in the plan.
We will establish stable foundation for profitability through efforts for early improvement of financial positions and material improvement of profitability.

B. Measures for material improvement of profitability

Since the announcement of business integration in July 2000, the UFJ Group regarded the integration as the most important issue and promoted integration of commercial banks and consolidations of subsidiaries. Regarding streamlining businesses, the group set forth the blue print for optimal number of employees and branches and general and administrative expenses. The group tried to realized streamlining effects as soon as possible, as well as integration effects through earlier integration of commercial banks including system integration at UFJ Bank. Through these efforts, we have almost met our targets set in the plan.
We currently implement comprehensive financial strategy which focuses on, financial positions and strategies on a group basis. In addition, we will reinforce measures for streamline from the viewpoint of increase business efficiency. Through these measures, our financial positions and profitability will be improved substantially and structurally and our earnings will increase.

(Measures for Improvement of Profitability)
The UFJ Group is trying to reinforce its profitability to become an "innovative financial group, which provides comprehensive financial services mainly to the retail and mid-sized corporate customer base."

Promotion of Group Business Strategy
The UFJ Group will utilize its strength as a comprehensive financial group, increase profit-earning opportunities, and realize further integration effects.
By steady implementation of the following new measures and existing business strategies, the target level of business profit of the group will be ¥900 billion in FY 3/2005 and ¥1,250 billion in FY 3/2008.

1) Drastic Reinforcement of Trust Business
- Through further reinforcement of trust business (real estate, pension, corporate agency business, etc.) of UFJ Trust Bank and distribution of trust related services to the customer base of UFJ Bank, business profit from trust business will drastically increase from the current figure.
- In FY 2007, business profit from trust business and closely connected asset management business will be about 100 billion yen.
- Upon the reinforcement of trust business, in consideration of the integration of lending and deposit-taking business of the subsidiary banks, we will reallocate employees from lending and deposit-taking business to trust business.

2) Expansion of Insurance Business
- To reinforce sales of annuity insurance for retail customers, we will increase the number of

sales staff, including the new recruit with prior sales experience.

·We will reinforce the alliance with insurance companies and agencies with strong business ties in consideration of taking the insurance agency function into the UFJ Group after deregulation.

·Through above measures, fees and commissions from insurance sales business in FY 2007 is planned for 20 billion yen.

3) Card Processing Business by five Companies

·We will reinforce the group card business as one of the core businesses in the future. As a first step, five companies (UFJ Card, other card companies, and consumer credit companies with close relationships) started feasibility study to integrate administrative and system functions.

·We will reinforce financial position by cost sharing and seek the possibility of a third party business in the future.

4) Establishment of Multi-function Branch Network

·Promoting establishment of joint branches of UFJ Tsubasa Securities and UFJ Bank.

·All wholesale branches of UFJ Bank will be the trust agency of UFJ Trust Bank.

·Expansion of joint branches of UFJ Bank and UFJ Trust Bank, in consideration of the integration of lending and deposit taking business of the subsidiary banks

·Through making a "one-stop branch", we will enhance customer convenience and reduce expenses for rent on a group basis.

Reconstruction of Lending Business

We will reinforce loan business to small and medium-sized corporations and individuals.

We placed improving loan spread increase at the top of our management priorities in order to secure appropriate interest income.

From the FY 2002, UFJ Bank began disclosing its internal credit ratings to borrowers and made mutual understanding with borrowers for ensuring risk-related return and improvement of lending portfolio. As a result of this, borrowers are becoming more receptive to the idea that loan spreads should cover credit risk and other costs of banks. Thus, the level of spread has been improved. We will continue this effort to ensure sufficient spreads.

We will also reinforce housing loan through increasing the number of housing loan office.

Increase of non-interest income

We will increase non-interest income as revenue source to supplement the interest income.

In corporate banking businesses, we will increase non-interest income through provision of convenient settlement services, reinforcement of investment banking businesses and sales of foreign exchange and derivative products, and offering small lot syndicated loans and CLOs to

the small and medium-sized corporations.

In retail banking area, we expand our customer base by enhancing customer convenience through reformation of channels. We will provide investment products with variable returns, such as deposit in foreign currencies, investment trust, and insurance, to the expanded customer base to increase the non-interest income.

(3) Measures for Reconstruction of Business

Business strategy

<1> Basic philosophy

The UFJ Group aims to become a leading financial services group in Japan that excels in innovation and speed.

Specifically, we aim to establish a 'top brand in the middle and retail markets'.

<2> Group business administrative structure

The UFJ Group has six business units: Retail Banking, Corporate Banking, Global Banking & Trading, Trust, Asset Management and Securities & Investment Banking.

UFJ Holdings allocates resources to the companies that conduct each of these activities. The companies responsible for these businesses are UFJ Bank (retail banking, corporate banking, and global banking & trading), UFJ Trust (trust), and the group's asset management and securities companies. UFJ Holdings sets performance targets and overall strategies for these group companies and the companies conduct business activities accordingly.

The holding company also monitors and evaluates the operations of each business for the purpose of managing the group, with the ultimate aim of increasing stockholder's value.

<3>Business strategy in each business units of the group

Each of the six business units of the group formulates and implements business strategy, which differentiates the UFJ Group from other financial groups and implements it.

A. Retail Business Unit

Our Vision: Realization of "Top Brand in Retail Business"

We will deliver unique services, which enhance customer convenience in recognizable way.

In every channel to customers, we aim to be the number one group in customer satisfaction.

We will change drastically the transaction with mass-retail customers. Precisely, we improve convenience of each channel substantially and focus on the transaction with new customers and cross selling.

We will focus on consumer loans and sales of investment products with variable returns as main pillars of the profit for the purpose of diversifying source of profit.

We will execute group business strategy which make differentiation from other financial group in the area of credit card business and consumer loans.

We will strive to improve the approval from customers dramatically through the improvement of customer satisfaction and effective appeal of UFJ brand.

We will reinforce further reduction of administration cost in existing branches by completion of branch consolidations and promotion of joint branches.

Specific points for business development

We will make a bold reform, which enables us to enhance customer convenience and reduce operating cost, in the area of network development utilizing manned branches, ATMs, ACMs (Automated Consulting and Contract Machine), and direct channels.

In consumer loan business, we will expand business scale dramatically centering on Mobit, while paying enough attention to the risk management.

We will put the new products promptly in response to the market movement, hire new staff by mid-career recruitment, and set the sales force free from the clerical works.

We will promote joint branches between UFJ Bank and UFJ Tsubasa Securities or UFJ Trust, and try new type of branches using ACMs.

B. Corporate Banking Business Unit

Our Vision: To become "the Bank Providing the Best Solutions".

We aim to become "the bank providing the best solutions" and enhance the value of UFJ brand.

-We aim to become an innovative financial group, providing the most suitable business functions and financial services which contribute to business development and enhancement of corporate value of our customers.

We aim to establish an overwhelming presence with enhancement of credit risk management, financial technology, and efficiency.

-We will establish new business model to get the competitive edge in the lending to medium sized corporations.

-To enhance the credit risk management and increase non-interest income, we will reinforce our competitiveness in lending business for medium sized corporations, and overhaul the credit approval process. In addition, we will sharpen our competitive edge in settlement and investment banking businesses.

-We will change the earnings structure, asset portfolio and business structure by accelerating the shift to market based indirect financing especially for large-scale companies

and pursuing best possible business relation in each customer segment.
Specific points for business development

We will respond appropriately to customers' funding needs through enhancement of credit risk management, such as quicker approval process.

To get ahead of other financial groups in the business of enhancement of corporate value and revitalization of corporations, we will develop comprehensive financial proposals and high-quality solutions by utilizing customer solution database, reinforce functions and products for medium-sized companies, and improve presentation tools for customers' better understanding.

We will strengthen our competitiveness in advanced corporate finance such as CDOs and CLO funds to thoroughly reinforce competitive edge in advanced financial functions.

C. Global Banking and Trading Business Unit

Our Vision: Maximization of Profit through Offering Advanced Functions

We will provide advanced solution to customer base of the group in Japan.

We will establish cash flow based finance, trade finance and non-finance fee-related business in overseas
market as "core businesses" as soon as possible.

In domestic derivative products sales and foreign exchange business, we will expand the transaction and
bolster stable earnings from the business.

We will establish a strong customer base mainly in Asian countries, especially in China.

We aim to penetrate "UFJ Brand" in China and develop new businesses such as retail business in Asia.

Specific points for business development

We will allocate our resources mainly to the "three core businesses", cash flow based finance, trade finance and non-finance fee-related business to make more profit from these businesses and bolster stable earnings from trading business, including domestic derivative products sales and foreign exchange business.

We will reinforce profitability in asset-based finances, credit structuring and tradings, and overseas retail business to establish new earnings basis.

D. Trust Business Unit

Our Vision: To Become Number One Company in the Trust Related Business in Japan

We aim to be the number one trust bank in approval from customers by providing outstanding functions in

trust related businesses.

·We will bolster our functions in trust related business thoroughly and establish the trust bank with high expertise and sales power.

The whole group will promote trust related business dynamically.

We will establish competitive edge through integration of functions of group companies, sales and marketing force and human resources.

We aim to be the number one trust bank in profitability and growth potential, developing several top brands in trust related business.

Specific points in business development

We will share our customer base with group companies and expand customer base out of the group by reinforcement of "functions" and proactive promotion of "new services and products".

We will enhance our business efficiency through reduction of investment cost by alliance and outsourcing of back office functions.

[Corporate agency] We will gain a dominant market share in the expected-to-come "paper-less era" through the development of new products and services.

[Real estate] We will establish the group real estate business framework and aim to be the number one trust bank in profitability.

[Asset Securitization] We will develop new products and cultivate new market and aim to be the number one trust bank in terms of amount of securitization.

[Pensions] We will increase our assets under management by reinforcement of asset management capabilities and the functions of investment advisory.

[Securities related] We will cement the position of top brand in the amount of investment trust under administration through improvement of service quality and make further reduction of asset administration cost by utilizing alliance.

[Private Trust] We will maximize transactions with successors, centered on heritage and inheritance business.

E. Asset Management Business Unit

Our Vision: To Establish the Position as One of the Major Asset Management Companies in terms of Amount of Asset under Management and Asset Management Ability

We aim to be one of the major companies in asset management business.

-In asset management business, we will expand our asset under management through expansion of sales channel within and outside of the group by way of introduction of new products and sales support which meet the needs of customers.

-In investment trust business, we will expand the asset under specialized asset management by targeting public pension funds and large pension funds as core customers.

We will promote our streamlining to let asset management business unit contribute to the group profit as stable business with low capital allotment and high profitability.

Specific points of business development:

[UFJ Partners Asset Management]

We will constantly provide products, which meet the needs of customers, to gain approval from customers and sales companies. Precisely, we will provide deposit-alternative products such as fund of structured bond and distribution type of fund as main products through the bank and sell existing distribution type of fund, fund of structured bond and fund of Japanese stock through the security company.

To create new opportunity for profit, we may consider providing back office functions to the third party and promote sales of private investment trust for corporate customers

[UFJ Asset Management]

We will improve our stock and yen bond management capabilities to provide "unique products", and establish solid asset management framework. In addition, we will provide value investing and corporate bond investment products as expansion of products line-up.

We will try to enhance evaluation from consulting companies by establishing company-wide response framework, because high evaluation of the products by consulting companies leads to the high evaluation by customers and increase in contracts.

F. Securities and Investment Banking Business Unit

Our Vision: To Establish Profit Basis Less Susceptible to the Stock Market Movement

UFJ Tsubasa Securities will establish new business model, riding on the strength of UFJ brand.

We will reinforce bond related business to establish profit basis less susceptible to the stock market.

We will develop sales force to increase asset under management, by mainly focusing on bonds and investment trusts, for the reconstruction of retail unit.

We will reinforce functions of M&A and securitization and cooperation with group companies.

Specific points on business development

We will reinforce bond related business by expanding transaction with corporations that do not adopt mark-to-market accounting and risk money investors through improvement of product development ability and functions of credit analysis, and line-up of the products for retail customers.

We will reinforce the distribution channels suitable for each customer segment, such as establishment of joint branches with UFJ Bank, aiming to increase asset under management as means to fortify retail sales division.

We will promote cooperation among the group companies by expansion of staff for M&A and securitization business to improve competitiveness in investment banking business.

B. Trend for net business profit in each of major divisions

The UFJ Group has six business units: Retail Banking, Corporate Banking, Global Banking & Trading, Trust, Asset management, and Securities & Investment Banking.

UFJ Holdings allocates resources to the companies that conduct each of these activities. The companies responsible for these businesses are UFJ Bank (retail banking, corporate banking, and global banking & trading), UFJ Trust (trust), and the group's asset management and securities companies. UFJ Holdings sets performance targets and overall strategies for these group companies and the companies conduct business activities accordingly.

(Table 5) Earnings Trends by Business Units

Aggregate of two banks (Non-consolidated) (¥ billion)

	FY 3/ 2002 Actual	FY 3/ 2003 Actual	FY 3/ 2004 Plan
Retail Banking (UFJ Bank)	7.4	30.5	67.8
Gross operating profit	247.3	260.1	281.5
Expenses	(240.0)	(229.6)	(213.7)
Corporate Banking (UFJ Bank)	217.9	258.3	316.3
Gross operating profit	445.1	476.7	517.3
Expenses	(227.2)	(218.4)	(201.0)
Global Banking & Trading (UFJ Bank)	107.5	120.0	107.1
Gross operating profit	175.8	178.2	159.6
Expenses	(68.3)	(58.3)	(52.4)
Trust (UFJ Trust Bank)	120.5	102.0	83.3
Gross profit	207.7	183.1	162.7
Expenses	(87.2)	(81.0)	(79.3)
Asset Management	-	-	-
Securities & Investment Banking	-	-	-
Others	256.7	268.0	148.7

Net operating profit	710.0	778.8	723.4

(Consolidated) (¥ billion)

	FY 3/ 2002 Actual	FY 3/ 2003 Actual	FY 3/ 2004 Plan
Retail Banking (Commercial Bank)	19.1	46.4	91.2
Gross operating profit	343.5	358.3	387.8
Expenses	(324.5)	(311.9)	(296.7)
Corporate Banking (Commercial Bank)	218.5	252.9	320.6
Gross operating profit	452.4	478.3	528.5
Expenses	(233.9)	(225.3)	(207.9)
Global Banking & Trading (Commercial Bank)	154.9	141.4	121.8
Gross operating profit	291.9	228.8	196.4
Expenses	(137.0)	(87.4)	(74.5)
Trust Bank	120.3	102.0	84.6
Gross operating profit	212.1	186.6	167.7
Expenses	(91.8)	(84.5)	(83.0)
Asset Management	(1.7)	(1.3)	0.1
Gross profit	10.9	8.2	9.9
Expenses	(12.6)	(9.5)	(8.7)
Securities & Investment Banking	(1.1)	(0.5)	10.1
Gross operating profit	33.0	45.0	52.2
Expenses	(34.2)	(45.4)	(42.1)
Others	231.1	272.7	147.5
Net operating profit (Note 1)	741.1	813.6	775.9

(Note): In FY 3/2003, management accounting system for UFJ Bank's retail banking, corporate banking and global banking, asset management, and securities & investment banking was revised. The figures in FY 3/2002 were recalculated based on the new management accounting system.
(Note 1): Total amount of consolidated management accounting figures of main business units.

C. Restructuring plan

The UFJ Group has promoted streamlining aggressively, such as moving up the schedule for merger of commercial banks, to realize integration effect as soon as possible. As a result, we have reached the target set forth as the full completion of the business integration in terms of number of employees and branches.

We gave priority to the streamlining and made decrease in personnel expenses through reduction in number of employees and bonuses, and introduction of new personnel management system, prompt realization of integration effect, and decrease in non-personnel expenses through reduction of administrative works and fixed costs. As a result, OHR (expense/gross operating profit) has decreased from 53.14% in FY 3/2000 to 43.20% in FY 3/2003.

(%, ¥ billion)

		FY 3/ 2000	FY 3/ 2001	FY 3/ 2002	FY 3/ 2003
OHR (Cost/Gross operating profit)	Plan	54.91	51.35	50.17	45.78
	Actual	53.14	51.32	47.90	43.20
Personnel expense	Plan	289.3	273.7	263.0	255.5
	Actual	278.9	273.0	255.2	223.1
Non-Personnel expense	Plan	361.4	353.7	382.9	368.3
	Actual	335.5	346.6	360.6	339.9

We will continue to reduce expenses from the viewpoint of streamlining. We pursue further efficiency and our target OHR is between 33.0 and 33.9% by FY 3/2007.

	FY 3/ 2003 Actual	FY 3/ 2004 Plan	FY 3/ 2005 Plan	FY 3/ 2006 Plan	FY 3/ 2007 Plan
OHR (Cost/Gross operating profit)	43.20%	44.71%	41.42%	36.29%	33.10%

Restructuring the Group Operation

(1) Streamlining of Head Office Functions

Integrating the function of strategy planning among UFJ Holdings, UFJ Bank, and UFJ Trust Bank by further restructuring the head office functions in order to realize faster decision-making process

In the light of placing more emphasis on customers, reducing personnel of headquarters by the end of the FY 3/2005 and reallocating the personnel to the strategic businesses.

Sharing the system infrastructure among group companies

(2) Consolidating Branch Offices

Reducing over 100 branches of UFJ Bank, UFJ Trust Bank and UFJ Tsubasa Securities (currently about 660 in total) by the end of the FY 3/2005.

(3) Reducing the Number of Directors and Executive Officers

Concurrent with restructuring head office functions, reducing the number of directors and

executive officers by over 20% by the end of the FY 3/2004.

(4) Personnel Management System

In FY 2001 UFJ Bank introduced the new personnel management system focused on the each individual's duties and performance regardless of the seniority.

UFJ Trust Bank is planning to adopt the same system during FY 3/2004.

The Group will adopt the best personnel management system suitable for each division in the future.

We will continue to pursue streamlining at the maximum level. In addition to that, we will implement the measures for material improvement of profitability of the group.
To achieve such improvements, we will hereafter make necessary investments in highly profitable businesses, such as loans to small and medium sized corporations and housing loans.

(Table 6) Restructuring Plan

Aggregate of initial revitalization plan of UFJ Holdings, UFJ Bank and UFJ Trust Bank

	FY 3/ 2003 Actual	FY 3/ 2004 Plan	FY 3/ 2005 Plan	FY 3/ 2006 Plan	FY 3/ 2007 Plan
(Directors and employees)					
Number of directors and statutory auditors	24	24	24	24	24
Directors	18	18	18	18	18
Non full-time directors	6	6	6	6	6
Statutory auditors	6	6	6	6	6
Non full-time statutory auditors	4	4	4	4	4
Number of Employees (Note)	22,327	21,000	20,000	19,750	19,650

(Note) Total number of clerical staff and non-clerical personnel. Includes registered employees seconded to other companies. Excludes contract, part-time, and temporary employment agency workers.

(Domestic & Overseas Branches)

Domestic Branches (Note 1)	406	400	405	380	380
Overseas Branches (Note 2)	17	18	19	20	21
(Reference) Overseas subsidiaries	14	13	12	12	12

(Note 1) Excluding agencies, satellite offices, in-store branches (new type of branch for individuals), special branches that maintain only designated accounts for transfers, public institutions division. The figures in FY 3/2005 temporarily increase by integration of lending and deposit taking business of UFJ Trust Bank.
(Note 2) Excluding agencies and representative offices.

	FY 3/ 2003 Actual	FY 3/ 2004 Plan	FY 3/ 2005 Plan	FY 3/ 2006 Plan	FY 3/ 2007 Plan
(Personnel Expenses)					
Personnel expenses (Note 1) (¥million)	224,297	222,200	215,700	212,200	210,200
Salary & bonus (Note 1) (¥ million)	130,428	127,100	123,300	121,300	119,900
Average monthly salary (Note 2) (¥thousand)	483	489	490	490	490

(Note 1) Including personnel expenses of holding company, which are included in non-personnel expenses in statements of subsidiary banks.
(Note 2) Average age: 37.5 (as of March 31, 2003)

(Directors' total remuneration)

Directors' total remuneration (note 1) (¥ million)	416	500	500	500	500
Directors' salary (¥ million)	416	500	500	500	500
Directors' bonuses (¥ million)	0	0	0	0	0
Average directors' total remuneration (excluding non full time directors) (¥ million)	21	25	25	25	25
Average directors' retirement allowance (Note 2) (¥ million)	35	52	52	52	52

(Note) Including portion for corporate auditors. Also, under directors' bonuses, record aggregate of amount from profit distribution and 'employee portion' for directors who are concurrently 'employee'.

(Non-personnel Expenses)

Non-personnel expenses(Note 1) (¥ million)	338,741	333,100	338,500	333,400	333,500
Systemization related expenses (Note2) (¥ million)	122,991	123,200	129,300	132,100	134,900
Except systemization related expenses (Note) (¥ million)	215,750	209,900	209,200	201,300	198,600

(Note 1) Excluding personnel expenses in the holding company, among administrative expenses which are paid to the holding company by subsidiary banks.
(Note 2) Recorded on actual basis including leases, etc.

(General & Administrative Expenses)

General & administrative expenses (¥ million)	563,038	555,300	554,200	545,600	543,700

D. Earnings Trends of group subsidiaries & affiliates

Current condition of business integrations in the group

The UFJ Group, started with stock transfer in April 2001, has aimed for the early realization of full business integration.
Regarding business integration among the group companies, we have promoted integrations in consideration of reinforcement of sales force and promotion of streamlining in each business area
We have finished business integration of group companies at the same period of business integration of three banks in business area ranging from system and data processing business, investment trust business, and asset management business of subsidiary banks, to securities business, back office service, research institution, factoring and credit guarantee operations.
In addition, regarding overseas subsidiaries and affiliates, we also have finished integration of overlapping companies.

<1> Group management

Aiming for an enhancement in corporate value as a group, we implement group management for subsidiaries and affiliates. We set the rules for group management and apply the same rule to the group companies.
The UFJ Holdings formulated and implemented the business portfolio strategy, which consists of the following three points, and monitor and evaluate management indicators, which are common in the group, such as RACAR, ROE and EP.
-Setting financial targets of the group
-Formulating group strategy for accomplishment of financial targets
-Asset allocation, and setting targets
In addition, for every half year period, UFJ Holdings set the basic policy for internal administration in the group, such as risk administration, compliance, and internal auditing, implement it in each group companies, and verify the effectiveness.

There are two points to the basic philosophy: bolstering business competitiveness in the fields of focus from the standpoint of 'creating an innovative comprehensive financial services group', and, promoting greater efficiency through the integration of overlapping businesses.

<2> Restructuring of group companies

In line with the above policy, we will restructure group companies continuously.
Precisely, UFJ Business Finance Co., Ltd., a consolidated subsidiary, and Central Leasing Co., Ltd. has started the discussions toward the integration of leasing operation. By bringing

together the expertise and the customer base of both companies, the new company will bolster the solution providing ability and enhance the efficiency.

With an aim to improve the overseas business portfolio, we decided to sell all outstanding shares of UFJ Finance Australia Limited, a consolidated subsidiary of UFJ Bank.

The group will continue to consider the restructuring of the group companies from the viewpoint of streamlining and improvement of business portfolio.

E. Establishment of Managerial Accounting and Measures of its Utilization

To heighten the fairness and objectivity of group management functions, clearly defined management indicators have been established.

Precisely, we set three indicators, "Risk and Cost Adjusted Return, Return on Equity, and Economic Profit", and utilize them to identify the profitability of each business and to establish an appropriate business portfolio.

RACAR: Risk and Cost Adjusted Return

·Maximizing returns compared with risk

This figure represents earnings after adjustments for expenses and credit risk costs. The UFJ Group uses RACAR to maximize returns in relation to risks.

ROE: Return on Equity

·Pursuing the efficient use of capital

The Risk-Adjusted Profit Ratio, which is similar to ROE, is obtained by dividing RACAR by the applicable risk capital. By using this indicator, the UFJ Group strives to conduct business activities efficiently in relation to the amount of risk capital allocated from the holding company.

EP: Economic Profit

·Creating and maximizing corporate value

Economic Profit is the amount of value created from the standpoint of stockholders. This figure is obtained by deducting the cost of capital, which is calculated by multiplying equity and stockholders' expected return, from net income. Using this indicator, the UFJ Group will create and maximize corporate value by conducting business activities in a manner that reflects the cost of capital.

From now on, in consideration of introduction of new BIS standards, we aim to establish quarterly-base management and improve internal administration system, centering in the following points.

·Establishment of financial and business operation for the quarterly account settlement

·Reconstruction of management indicators as a comprehensive financial group

·Unification of risk capital administration and financial administration

·Reinforcement of preparation to the new BIS standard, such as construction of framework for collection of financial data on a consolidated basis, initiation of storing of data, and improvement of framework to meet the standard of eligibility.

(Table 10) Trends in Balance of Loans

(Balance outstanding) (¥ billion)

		3/ 2003 Actual (A)	3/ 2004 Plan (B)
Domestic loans	Including impact loans	41,923.5	39,954.2
	Excluding impact loans	41,084.7	39,115.4
Loans to small-sized companies (Note 1)	Including impact loans	18,045.3	16,637.7
	Excluding impact loans	17,831.9	16,424.3
Loans guaranteed by credit guarantee associations		1,309.7	1,309.7
Loans to individuals (excluding business loans)		9,844.2	10,352.3
Housing loans		8,342.8	9,248.8
Others		14,034.0	12,964.2
Overseas loans (Note 5)		2,099.2	2,099.2
Total		44,022.7	42,053.4

(Note) Loans to small-sized companies means loans to companies with capital of no more than ¥300 million (¥100 million for the wholesale industry and ¥50 million for the retail, restaurant and service industries) or for which full-time employees number fewer than 300 people (100 people for the wholesale and service industries, and 50 people for the retail and restaurant industries) (including business-use loans for individuals). Excluding loans to subsidiaries and affiliates accounted for under the equity method.

(Actual basis, excluding the increase/ decrease factors on table below)

(¥ billion)

		FY 3/2003 Actual (Note)	FY 3/2004 Plan (B)-(A)+(C)
Domestic loans	Including impact loans	803.0	530.8
	Excluding impact loans	1,312.2	530.8
Loans to small-sized companies	Including impact loans	214.7	10.0
	Excluding impact loans	410.4	10.0

(Note) From table five on the Progress Report on Plan to Revitalize Management

(Increase/ decrease factors for calculation of an actual basis)

(¥ billion)

	FY 3/ 2004 Full Year Plan (B)	
Credit costs		( )
Loans written off (Note 1)		( )
Partial direct written off (Note 2)		( )
Loss on sales of loans to CCPC (Note 3)		( )
Loss on sales of assets to RCC (Note 4)		( )
Bulk sales, etc		( )
Others (Note 5)		( )
Loans securitized (Note 6)		( )
Private bond (Note 7)		( )
Subsidiaries and affiliates accounted for under the equity method (Note 8)		( )
Total	2,500.1	(1,417.6)

(Notes):

1. Direct written-offs non-taxable.
2. Partial direct write-offs implemented during this fiscal year.

3. Amount of final disposal relating to loans sold to the Cooperative Credit Purchasing Company, Limited
4. Amount of loans sold to The Resolution and Collection Bank Corp. (RCB), as defined under Article 53 pertaining to the Law Concerning Emergency Measures for the Reconstruction of the Function of the Financial System.
5. Other credit costs
6. Mainly securitization of normal loans
7. Amount of credit granting like subscription of private placement
8. Among loans to subsidiaries and affiliates accounted for under the equity method, loans to utilize for smooth extension of loans and other credit to small and mid-sized companies.

[Profits distributable as dividends]

(¥ billion)

	FY 3/2004 Plan	FY 3/2005 Plan	FY 3/2006 Plan	FY 3/2007 Plan
UFJ Holdings	71.4	84.8	92.4	92.4
UFJ Bank + UFJ Trust Bank (Note)	135.1	499.4	880.1	1,405.5
Total	206.6	584.1	972.5	1,497.9
Other capital surplus (UFJ Holdings)	1,001.7	1,001.7	1,001.7	1,001.7
Total (including other capital surplus)	1,208.3	1,585.8	1,974.2	2,499.6

(Note) Including two subsidiaries (UFJSP and UFJEI).

(Table 11) Earnings Forecasts (UFJ Bank and UFJ Trust Bank)
(based on gross business profit, before write offs in trust account)

(¥ billion)

	FY 3/2003	FY 3/2004	FY 3/2005	FY 3/2006	FY 3/2007
Neutral scenario (A)	1,371.4	1,308.4	1,409.9	1,584.7	1,731.1

[Major assumptions]

	FY 3/2003	FY 3/2004	FY 3/2005	FY 3/2006	FY 3/2007
Short term interest rates (3m NCDs)		0.03%	0.20%	0.40%	1.00%
Long term interest rates (10y JGBs)		1.20%	2.00%	2.00%	2.00%

(¥ billion)

	FY 3/2003	FY 3/2004	FY 3/2005	FY 3/2006	FY 3/2007
Optimistic scenario (B)		1,315.0	1,458.0	1,668.5	1,881.9
Change (B) - (A)		6.6	48.1	83.8	150.8
Pessimistic scenario (C)		1,295.1	1,378.9	1,500.8	1,562.7
Change (C) - (A)		(13.3)	(31.0)	(83.9)	(168.4)

[Neutral scenario]

The economy shows a gentle recovery as from FY 3/2005.

[Optimistic scenario]

The economy shows an accelerated recovery.

Demand for funds from corporations and individuals is brisk.

At corporations, demand for funds for working capital and fixed-capital investment increases. For individuals, demand for housing loans increases.

Concurrent with increase in demand for funds, an appropriate margin in view of corresponding risk is secured.

The decrease in fee level of trust related businesses is smaller than expected.

[Pessimistic scenario]

The economy continues to stall.

Demand for funds from corporations and individuals remains stagnant.

While demand for funds stagnates, an appropriate margin cannot be secured.

The decrease in fee level of trust related businesses are larger than expected

(Table 13) Problem Loans under Financial Reconstruction Law (UFJ Holdings, consolidated) (Note 1)

[Banking Account]

(¥ billion)

	3/2002 Actual (Non-Consol.)	3/2002 Actual (Consol.)	3/2003 Actual (Non-Consol.)	3/2003 Actual (Consol.)
Bankrupt and quasi-bankrupt	592.0	673.9	400.8	487.1
Doubtful	2,831.4	2,945.8	1,192.6	1,247.9
Sub-standard	2,922.4	2,976.2	2,491.3	2,554.8
Sub total	6,345.9	6,596.0	4,084.7	4,290.0
Normal (Note 2)	43,434.8	43,466.3	42,940.1	42,987.6
Total	49,780.8	50,062.3	47,024.9	47,277.6

[Trust Account]

(¥ billion)

	3/2002 Actual (Non-Consol.)	3/2002 Actual (Consol.)	3/2003 Actual (Non-Consol.)	3/2003 Actual (Consol.)
Bankrupt and quasi-bankrupt	35.8	35.8	18.7	18.7
Doubtful	37.1	37.1	15.3	15.3
Sub-standard	63.2	63.2	44.6	44.6
Sub total	136.2	136.2	78.7	78.7
Normal	1,080.7	1,080.7	894.1	894.1
Total	1,217.0	1,217.0	972.9	972.9

Situation of reserves

(¥ billion)

	3/2002 Actual (Non-Consol.)	3/2002 Actual (Consol.)	3/2003 Actual (Non-Consol.)	3/2003 Actual (Consol.)
General reserve	741.8	791.2	993.9	1,040.7
Specific reserve	755.3	874.7	532.1	629.9
Specific reserve for loans to refinancing countries	5.9	5.2	4.4	3.6
Total loan loss reserve	1,503.2	1,671.2	1,530.5	1,674.3
Reserve for contingent liabilities related to loans sold	49.4	56.7	13.6	18.8
Reserve for supporting specific borrowers	614.1	579.1	-	-
Sub total	2,166.7	2,307.1	1,544.1	1,693.1
Special reserve for loan trust	14.0	14.0	6.9	6.9
Reserve for possible impairment of principal	-	-	-	-
Sub total	14.0	14.0	6.9	6.9
Total	2,180.8	2,321.2	1,551.0	1,700.1

(Note 1) Non-consolidated figures of 3/2002 are simple aggregate of UFJ Bank and UFJ Trust Bank. Those as of 3/2003 are simple aggregate of UFJ Bank, UFJ Trust Bank and UFJSP.

(Note 2) Consolidated figure of normal claims of UFJ Bank are not calculated, thus the same figure of a non-consolidated basis is applied.

(Table 14) Risk Monitored Loans (Note 1) (UFJ Holdings, consolidated)

[Banking Account] (¥ billion, %)

	3/2002 Actual (Non-consol.)	3/2002 Actual (Consol.)	3/2003 Actual (Non-consol.)	3/2003 Actual (Consol.)
Loans to bankrupt companies (A)	133.6	147.2	122.4	135.4
Other delinquent loans (B)	3,131.7	3,307.5	1,468.3	1,583.8
Loans past due 3 months or more (C)	79.2	82.9	61.5	67.8
Restructured loans (D)	2,843.2	2,893.2	2,429.7	2,487.0
<1>Loans with concessionary reduction of interest	98.4	98.4	28.5	28.5
<2>Loans with Concessionary rescheduling of interest	3.0	3.0	2.4	2.4
<3>Loans with concessionary support to borrowers	238.5	238.5	189.7	189.7
<4>Loans with concessionary rescheduling of principal repayment	2,503.0	2,503.0	2,209.0	2,209.0
<5>Others	0.2	50.2	0.0	57.2
Total (E) = (A)+(B)+(C)+(D)	6,187.8	6,431.0	4,082.1	4,274.2
Partial direct write-offs	(1,517.1)	(1,665.6)	(1,150.2)	(1,313.8)
Proportion (E)/ total loans	13.7	14.0	9.5	9.7

[Trust Account] (¥ billion, %)

	3/2002 Actual (Non-consol.)	3/2002 Actual (Consol.)	3/2003 Actual (Non-consol.)	3/2003 Actual (Consol.)
Loans to bankrupt companies (A)	14.9	14.9	11.6	11.6
Other delinquent loans (B)	59.9	59.9	23.3	23.3
Loans past due 3 months or more (C)	2.0	2.0	1.4	1.4
Restructured loans (D)	59.3	59.3	42.2	42.2
<1>Loans with concessionary reduction of interest	2.9	2.9	3.2	3.2
<2>Loans with Concessionary rescheduling of interest	0.1	0.1	0.0	0.0
<3>Loans with concessionary support to borrowers	0.0	0.0	0.0	0.0
<4>Loans with concessionary rescheduling of principal repayment	56.2	56.2	39.0	39.0
<5>Others	0.0	0.0	0.0	0.0
Total (E) = (A)+(B)+(C)+(D)	136.2	136.2	78.7	78.7
Partial direct write-offs	(8.9)	(8.9)	(6.8)	(6.8)
Proportion (E)/ total loans	11.2	11.2	8.1	8.1

(Note)
Non-consolidated figures of 3/2002 are simple aggregate of UFJ Bank and UFJ Trust Bank. Those as of 3/2003 are simple aggregate of UFJ Bank, UFJ Trust Bank and UFJSP.

(Table 15) Credit-related Expenses (Non-consolidated)
(Simple aggregate of UFJ Bank, UFJ Trust Bank, UFJEI and UFJSP)

(¥ billion)

	FY 3/2002 Actual	FY 3/2003 Actual	FY 3/2004 Plan
Credit costs (A) (Note 1)	1,826.9	573.0	
Banking Account	1,782.6	554.2	
Transfer to specific reserve	673.8	138.1	
Loans written-off and others	698.0	425.1	
Loans written-off	572.4	250.3	
Loss on sales of loans to CCPC	16.2	6.4	
Loss on sales of assets to RCC (Note 2)	-	-	
Loss on sales of other loans	9.1	30.7	
Loss on supporting specific customers	100.1	137.5	
Transfer to reserve for contingent liabilities related to loans sold	14.4	2.3	
Transfer to reserve for possible losses on support of specific borrowers (Note 1)	402.7	(10.3)	
Transfer to specific reserve for loans to refinancing countries	(6.3)	(1.0)	
Others (D) (Note 2)	-	-	
Trust Account	44.2	18.7	
Loans written-off and others (E)	44.2	18.7	
Loans written-off	41.3	13.5	
Loss on sales of loans to CCPC	2.9	4.4	
Loss on sales of assets to RCC (Note 2)	-	-	
Loss on sales of other loans	-	0.7	
Net transfer to general reserve (B)	107.0	252.0	
Total (A)+(B)	1,934.0	825.1	445.0

<For reference>

Direct write-offs through reversal of loan loss reserve (F)	273.6	999.1	

Total direct write-offs (C)+(D)+(E)+(F)	1,016.0	1,443.0	

(Note 1) As Reversal from reserve for losses for supports of specific borrowers is posted on extraordinary profits, the figure of credit costs is smaller than that of Table 1-2 by Yen 10.3 billion.
(Note 2) Loss on sales of loans to The Resolution and Collection Corp. under Financial Reconstruction Law.
(Note) Trust account loss indemnified caused by loans written-off has not been included since FY 3/2002

(Table 15) Credit-related Expenses (Consolidated)

(¥ billion)

	FY 3/2002 Actual	FY 3/2003 Actual	FY 3/2004 Plan
Loss on disposal of problem loans (A)	1,954.4	641.5	
Banking Account	1,910.2	622.7	
Transfer to specific reserve	720.7	160.4	
Loans written-off and others	757.7	470.4	
Loans written-off	600.9	274.0	
Loss on sales of loans to CCPC	16.2	6.6	
Loss on sales of assets to RCC (Note 1)	0.0	-	
Loss on sales of other loans	40.3	52.1	
Loss on supporting specific customers	100.1	137.5	
Transfer to reserve for contingent liabilities related to loans sold	13.9	3.2	
Transfer to reserve for possible losses on support of specific borrowers	424.5	(10.3)	
Transfer to specific reserve for loans to refinancing countries	(6.7)	(1.0)	
Others (D)	-	-	
Trust Account	44.2	18.7	
Loans written-off and others (E)	44.2	18.7	
Loans written-off	41.3	13.5	
Loss on sales of loans to CCPC	2.9	4.4	
Loss on sales of assets to RCC (Note 1)	-	-	
Loss on sales of other loans	-	0.7	
Net transfer to general reserve (B)	120.8	242.4	
Total (A)+(B)	2,075.3	883.9	

<For reference>

Direct write-offs through reversal of loan loss reserve (F)	332.3	1,021.1	

Total direct write-offs (C)+(D)+(E)+(F)	1,134.3	1,510.3	

(Note 1) Loss on sales of loans to The Resolution and Collection Corp. under Financial Reconstruction Law.
(Note) Trust account loss indemnified caused by loans written-off has not been included since FY 3/2002.

(Table 17) Bankruptcies in FY 3/2003 (UFJ Bank and UFJ Trust Bank)

(Actual number, ¥ billion)

Internal credit rating:	Internal credit rating as of one year prior to bankruptcy		Internal credit rating as of half year prior to bankruptcy	
	Actual number:	Amount:	Actual number:	Amount:
1	0	0.0	0	0.0
2	0	0.0	0	0.0
3	1	1.1	1	1.1
4	4	0.3	2	0.1
5	13	3.7	8	2.5
6	31	32.7	15	7.7
7	50	22.1	38	18.8
8	117	151.9	115	106.3
9	103	65.3	122	135.1
10	14	176.0	26	180.2
No rating	50	7.4	56	8.8
Total	383	460.9	383	460.9

(Notes)

1. Excluding cases less than 50 million yen in amount.
2. The amounts are loan basis.
3. No rating: including (1) individuals and (2) companies to which the internal credit rating criteria does not apply.
4. Internal credit rating as of one year prior to bankruptcy: Bankruptcies during 1st half of FY 3/2003 are based on the credit rating as of Sept. 30, 2001. Bankruptcies during 2nd half of FY 3/2003 are based on the credit rating as of Mar. 31, 2002
5. Internal credit rating as of one year prior to bankruptcy: Bankruptcies during 1st half of FY 3/2003 are based on the credit rating as of Mar. 31, 2002. Bankruptcies during 2nd half of FY 3/2003 are based on the credit rating as of Sept. 30, 2002.

<For reference>

Loan Classification under the Financial Reconstruction Law (simple aggregate of UFJ Bank, UFJ Trust Bank and UFJSP)

(¥ billion)

	Mar. 31 2003 Actual
Bankrupt and quasi-bankrupt	419.5
Doubtful	1,208.0
Sub-standard	2,535.9
Normal	43,834.3
Total	47,997.8

(Table 18) Net Unrealized Gains (Losses) (As of March 31, 2003, Non-consolidated, Simple aggregate of UFJ Bank, UFJ Trust Bank, UFJEI and UFJSP)

Securities (¥ billion)

	Book Value	Unrealized gain/loss		
		Net	Gain	Loss
Held-to-maturity securities				
Securities (Note 1)	-	-	-	-
Bonds	-	-	-	-
Stocks	-	-	-	-
Others	-	-	-	-
Money held in trusts	-	-	-	-
Subsidiaries securities				
Securities (Note 1)	271.8	(47.8)	-	47.8
Bonds	-	-	-	-
Stocks	246.5	(45.7)	-	45.7
Others	25.3	(2.0)	-	2.0
Money held in trusts	-	-	-	-
Available-for-sale securities				
Securities (Note 1)	15,932.2	(24.5)	341.1	365.6
Bonds	10,806.3	150.9	154.1	3.1
Stocks	2,393.9	(183.1)	137.6	320.7
Others	2,731.9	7.6	49.3	41.6
Money held in trusts	-	-	-	-

Others (¥ billion)

	Book Value	Market Value	Unrealized gain/loss		
			Net	Gain	Loss
Commercial-use premises (Note 2)	290.8	202.1	(88.6)	-	-
Other premises	-	-	-	-	-
Other assets (Note 3)	-	-	-	-	-

Notes:
1. Within listed and unlisted securities, as instruments where market valuations are possible are recorded, there is a discrepancy between the securities outstanding on the balance sheets and the 'book value'.
2. The following are recorded: the book value before revaluation under 'book value' for the land revaluation excess, the book value after land revaluation under 'market value', and the total land revaluation excess under 'net unrealized gains (losses)'.
Further, for the total land revaluation excess, the aggregate of the land revaluation excess under the shareholders' equity section and the tax amount relating to the land revaluation excess under the liabilities section of the balance sheets is recorded.
3. Derivative transactions are excluded from the above tables, because the net market values are on the income statement, or hedge accounting is applied. In addition, the gain/loss from contingent liabilities such as debt guarantee are not calculated and listed.

(Table 18) Net Unrealized Gains (Losses) (As of March 31, 2003, Consolidated)

Securities (¥ billion)

	Book Value	Unrealized gain/loss		
		Net	Gain	Loss
Held-to-maturity securities				
Securities (Note 1)	37.4	1.0	1.1	0.0
Bonds	0.0	0.0	0.0	-
Stocks	-	-	-	-
Others	37.4	1.0	1.1	0.0
Money held in trusts	-	-	-	-
Subsidiaries securities				
Securities (Note 1)	46.7	16.4	19.6	3.1
Bonds	-	-	-	-
Stocks	28.1	11.4	11.6	0.2
Others	18.5	5.0	7.9	2.8
Money held in trusts	-	-	-	-
Available-for-sale securities				
Securities (Note 1)	16,489.2	(22.4)	349.9	372.4
Bonds	11,001.0	152.8	156.3	3.4
Stocks	2,420.7	(182.0)	142.4	324.4
Others	3,067.4	6.7	51.1	44.4
Money held in trusts	-	-	-	-

Others (¥ billion)

	Book Value	Market Value	Unrealized gain/loss		
			Net	Gain	Loss
Commercial-use premises (Note 2)	290.8	202.1	(88.6)	-	-
Other premises	-	-	-	-	-
Other assets (Note 3)	-	-	-	-	-

Notes:

1. Within listed and unlisted securities, as instruments where market valuations are possible are recorded, there is a discrepancy between the securities outstanding on the balance sheets and the 'book value'.
2. The following are recorded: the book value before revaluation under 'book value' for the land revaluation excess, the book value after land revaluation under 'market value', and the total land revaluation excess under 'net unrealized gains (losses)'.
Further, for the total land revaluation excess, the aggregate of the land revaluation excess under the shareholders' equity section and the tax amount relating to the land revaluation excess under the liabilities section of the balance sheets is recorded.
3. Derivative transactions are excluded from the above tables, because the net market values are on the income statement, or hedge accounting is applied. In addition, the gain/loss from contingent liabilities such as debt guarantee are not calculated and listed.

(Table 19) Off-Balance Sheet Transactions [UFJ Holdings (consolidated)]

(¥ billion)

	Contract amount/ notional principal amount		Credit risk equivalent amount	
	March 31, 2002	March 31, 2003	March 31, 2002	March 31, 2003
Financial futures	159,836.7	202,999.2	-	-
Interest rate swaps	177,062.7	166,630.6	2,970.0	3,320.5
Currency swaps	6,407.2	5,527.0	431.4	334.5
Foreign exchange futures	12,120.8	10,543.1	333.4	197.1
Interest rate options bought	11,894.3	16,330.5	78.9	97.2
Currency options bought	1,789.7	2,944.5	56.9	93.3
Other derivative instruments	23,839.8	22,786.2	41.3	35.8
Effect of netting	-	-	(2,435.1)	(2,518.0)
Total	392,951.4	427,761.4	1,477.0	1,560.5

Note: Based on the BIS standard and exchange transactions and contracts within two weeks are included.

(Table 20) Composition by Creditworthiness

(¥ billion)

	Customers with creditworthiness equivalent to BBB/ Baa rating or higher	Customers with creditworthiness equivalent to BB/ Ba rating or lower	Others	Total
Credit risk exposure equivalent	810.9	485.5	21.4	1,317.8
Credit cost	0.1	3.5	0.4	4.0
Credit risk amount	0.9	8.1	0.7	9.9

Notes

1. Simple aggregate of UFJ Bank, UFJ Trust and UFJSP
2. Credit risk exposure equivalent are calculated by current-method based on the BIS standards.
3. Foreign currency transactions are converted by the effective exchange rate as of March 31,2003.
4. Foreign exchange futures within two weeks are excluded.
5. Our internal credit rating consists of 16 ratings and 3or above in the internal credit rating are equivalent of BBB/Baa or above, and 4 or below are equivalent of BB/Ba or below.
6. Others include contracts with individuals and credit exposure equivalent to the companies with no rating.